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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                        (Amendment No. ____)*

                     SYPRIS SOLUTIONS, INC.
                          (Name of Issuer)

                  COMMON STOCK, $.01 PAR VALUE
                 (Title of Class of Securities)

                           871655 106
                        (CUSIP Number)

                        Jeffrey T. Gill
                     455 South Fourth Street
                     Louisville, Kentucky 40202
                         (502) 585-5544
            (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                      December 28, 1998
      (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e),(f) or (g), check the following box. /__/

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . . Jeffscottco, Inc.

         I.R.S. Identification Nos. of
         Above Persons (entities only) . . . . .  61-1337592

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b) X

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (see Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required Pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . Kentucky

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 3,274,666<F1>
         (8)      Shared Voting Power. . . . . . . 0
         (9)      Sole Dispositive Power . . . . . 3,274,666<F1>
         (10)     Shared Dispositive Power . . . . 0

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . . .  3,274,666<F1>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11) . . . . . . . . .  35%

(14)     Type of Reporting Person  . . . . . . .  CO

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<F1>     In its capacity as general partner of GFP, Ltd.





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                     CUSIP NO. - 871655 10 6

(1)      Names of Reporting Persons. . . . . . .GFP, Ltd.

         I.R.S. Identification Nos. of
         Above Persons (entities only) . . . .  61-1337593

(2)      Check the Appropriate Box
         if a Member of a Group
         (See Instructions). . . . . . . . . . (a)
                                               (b) X

(3)      SEC Use Only. . . . . . . . . . . . .

(4)      Source of Funds (see Instructions). .  00

(5)      Check if Disclosure
         of Legal Proceedings is
         Required Pursuant to
         Items 2(d) or 2(e). . . . . . . . . .

(6)      Citizenship or Place
         of Organization. . . . . . . . . . . . Kentucky

Number of Shares Beneficially
Owned by Each Reporting Person
With:

         (7)      Sole Voting Power. . . . . . . . 3,274,666 <F1>
         (8)      Shared Voting Power. . . . . . . 0
         (9)      Sole Dispositive Power . . . . . 3,274,666 <F1>
         (10)     Shared Dispositive Power . . . . 0

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person . . . . .  3,274,666 <F1>

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain
         Shares (See Instructions). . . . . . .

(13)     Percent of Class Represented
         by Amount in Row (11) . . . . . . . . .  35%

(14)     Type of Reporting Person  . . . . . . .  PN (limited part-
                                                           nership)

----------
<F1>     Power is exercised through its general partner, Jeffscottco,
         Inc.



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         Item 1.  Security and Issuer.

                  The class of equity securities to which this statement relates is the common stock, $.01 par value, of Sypris Solutions, Inc., a Delaware corporation (the "Issuer").

                  The Issuer's principal executive office is located at 455 South Fourth Street, Louisville, Kentucky 40202.


         Item 2.  Identity and Background.

                  (a) The reporting entities under this Form 13D are GFP, Ltd., a Kentucky limited partnership ("GFP"), and Jeffscottco, Inc., a Kentucky corporation and the general partner of GFP (the "Company"). GFP and the Company are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                  (b) The principal business of GFP is buying, selling, exchanging or otherwise acquiring, holding, managing and investing in securities or other businesses and investments. The principal business of the Company is to serve as general partner of GFP. The address of GFP's and the Company's principal business and principal office is 455 South Fourth Street, Louisville, Kentucky 40202.

                  (c) The name, business address, principal occupation or employment of the general partner of GFP is set forth in the table below:

NAME AND OFFICES                                  PRESENT PRINCIPAL
HELD WITH GFP     BUSINESS ADDRESS                OCCUPATION OR EMPLOYMENT

Jeffscottco, Inc.   455 S. Fourth St.             General Partner of GFP,
General Partner     Louisville, KY                Ltd.
                    40202

               The name, business address, principal occupation or employment of each director, executive officer and controlling person of the Company is set forth in the table below:



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NAME AND OFFICES
HELD WITH THE                                              PRINCIPAL OCCUPATION
COMPANY                    BUSINESS ADDRESS                OR EMPLOYMENT

Jeffrey T. Gill            455 S. Fourth St.               President, CEO and
Director,                  Louisville, KY                  Director of Sypris
President and Treasurer    40202                           Solutions, Inc.

R. Scott Gill              455 S. Fourth St.               Architect, IA Archi-
Director, President        Louisville, KY                  tects, 205 West
and Secretary              40202                           Wacker Drive, Suite
                                                           1500, Chicago,
                                                           Illinois 60606;
                                                           Director of Sypris
                                                           Solutions, Inc.

                  The above individuals are citizens of the United States. GFP is a Kentucky limited partnership. The Company is a Kentucky corporation. The sole shareholders of the Company, Jeffrey T. Gill and R. Scott Gill, have made their own filings pursuant to Regulation 13D under the Act concerning the shares of the Issuer.

                  (d) During the past five years, neither of the Reporting Persons nor any of the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither of the Reporting Persons nor any of the individuals listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         Item 3.  Sources and Amount of Funds or Other Consideration.

                  Pursuant to the Limited Partnership Agreement of GFP (the "Agreement"), the limited partners of GFP contributed (a) a total of 3,274,666 shares of Sypris Solutions, Inc. common stock (the "Common Stock") valued at $22,922,662, and (b) a total of 10% interest in GFP Partners - I, Ltd., valued at $224,300, in exchange for their limited partner interests in GFP. Also in connection with the Agreement, (a) each of Jeffrey T. Gill and R. Scott Gill transferred his 5% interest as general partner in GFP Partners - I, Ltd. to the Company in exchange for 100 shares of the common stock of the Company and (b) the Company contributed to GFP a 10%


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interest  in  GFP Partners - I, Ltd. in  exchange  for  its  general partnership interest in GFP.


         Item 4.  Purpose of Transaction.

                   The Reporting Persons acquired and continue to hold the securities of the Issuer for investment purposes. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant to its investment decision, such Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, each Reporting Person may sell all or a portion of the shares of the Common Stock that it now owns or hereafter may acquire on the open market or in private transactions.

                   Except as set forth in this Item 4, GFP and the Company do not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


         Item 5.  Interest in Securities of the Issuer.

                  (a)      GFP

                  The aggregate number of shares of the Common Stock that GFP owns beneficially, pursuant to Rule 13d-3 under the Act, is


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3,274,666,  which  constitutes  approximately  35% of the  Common  Stock  deemed outstanding pursuant to Rule 13d-3 under the Act.

                  THE COMPANY

                  Because of its position as the general partner of GFP, the Company may be deemed to be the beneficial owner of 3,274,666 shares of the Common Stock, which constitutes approximately 35% of the Common Stock deemed outstanding pursuant to Rule 13d-3 under the Act.

                  (b)      GFP

                  Acting through its sole general partner, GFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,274,666 shares of the Common Stock.


                  THE COMPANY

                  In its capacity as sole general partner of GFP, the Company has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,274,666 shares of the Common Stock.

                  (c) Except pursuant to the Agreement, to the best knowledge of each of the Reporting Persons, none of the persons named herein has effected any transactions in the shares of the Common Stock in the past 60 days.

                  (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by them.

                  (e)      Not Applicable.


         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

                  The Agreement contains certain provisions, including with respect to dissolution, winding up and termination, and amendments to the Agreement, that may affect transfer or voting of securities of the Issuer. The description set forth in this Item 6 of the Agreement does not purport to be complete and is qualified in its entirety by reference to such Agreement, which is filed as Exhibit 99.2 to this Schedule 13D, and reference is hereby made to such document. The Reporting Persons are not otherwise a party to any contract, arrangement, understanding or relationship (legal or


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otherwise)  with  respect to any  securities  of the issuer,  including  but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


         Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1 Joint Filing Agreement.
         Exhibit 99.2 Limited Partnership Agreement of GFP, Ltd.


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                           SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                JEFFSCOTTCO, INC.

                                /S/ JEFFREY T. GILL
                                Jeffrey T. Gill, President of
                                Jeffscottco, Inc.

                                Date:   January 6, 1999


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                GFP, LTD.

                                /S/ JEFFREY T. GILL
                                as President and on behalf of
                                Jeffscottco, Inc., General
                                Partner of GFP, Ltd.

                                Date:   January 6, 1999






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